Filed by Novellus Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novellus Systems, Inc.

Commission File No.: 000-17157

Frequently Asked Questions - Supplement

Financial

December 21, 2011

A.	Balance Sheet and Share Repurchase

•	What will happen to the recently issued Novellus senior convertible notes post the transaction?

Since the transaction is being executed as an all-stock transaction, the existing Novellus 2.625% Convertible Notes (the Notes) will be assumed and will remain on Lam Research’s balance sheet.

The example below illustrates the dilutive impact of the Notes at an assumed range of Lam Research share prices after closing of the proposed transaction and is subject to the other assumptions listed below. This example is provided for illustrative purposes only, and should not be viewed as an indication or prediction or actual events or share numbers. More information on the Notes and the rights of their holders is available in the Current Report on Form 8-K filed by Novellus with the SEC on May 10, 2011.

When considering the example, please note that we have made the following assumptions:

•

The Notes are, and the example assumes that they are, “net-share-settled.” This means that Novellus (or Lam Research after the assumption of the Notes) will be required to deliver to holders, upon any conversion of the Notes, cash for the par value of the Notes ($700 million in the aggregate) and shares representing any in-the-money value. While investors have the right to convert early under certain circumstances, we generally do not expect investors to convert unless the Notes are near maturity (this is permitted after 15-May-2041) or we exercise our right to call the bonds (this is permitted after May-2021). The actual behavior of investors may vary based on their individual circumstances.

•

The example assumes shares outstanding for Novellus and Lam Research based on the companies’ respective September quarter 10-Q filings. Shares underlying options are included on a gross share basis, and are not adjusted using the treasury stock method. The actual number of shares outstanding and shares underlying RSUs and options of each company, and their dilutive impact, will vary depending on the time of measurement.

•	The example gives effect to the substitution of Lam Research common stock for Novellus common stock upon assumption of the Notes, using the exchange ratio in the proposed transaction of 1.125x.

•

After giving effect to such substitution, the conversion price of the Notes would be $35.11 per share of Lam Research common stock, with 28.4781 shares underlying each $1000 Note. This would equate to approximately 19.94 million shares of Lam Research common stock underlying the aggregate outstanding $700 million par value of Notes.

•	The example does not assume that any shares that may be issued upon conversion for in-the-money value in excess of par.

Illustrative NVLS Convertible Note Dilution Impact

Issuance Use of Proceeds Settlement	May-2011 Share Repurchase Par in Cash and Excess Value in Net Shares
	NVLS	Pro Forma LRCX
NVLS to LRCX Conversion Rate		1.125
Number of Notes Outstanding	700,000	700,000
Number of Shares per $1K Note	25.31	28.48
Conversion Price	$39.50	$35.11

						Transaction Announcement
Illustrative LRCX Share Price	$35.00	$36.00	$37.00	$38.00	$39.00	$39.48	$40.00	$41.00	$42.00	$43.00	$44.00	$45.00
Implied NVLS Share Price	$39.38	$40.50	$41.63	$42.75	$43.88	$44.42	$45.00	$46.13	$47.25	$48.38	$49.50	$50.63
Shares Outstanding - LRCX (Millions)*	122.7	122.7	122.7	122.7	122.7	122.7	122.7	122.7	122.7	122.7	122.7	122.7
Shares Outstanding - NVLS converted to LRCX @ 1.125 (Million)**	84.9	84.9	84.9	84.9	84.9	84.9	84.9	84.9	84.9	84.9	84.9	84.9
Illustrative LRCX Dilution from NVLS Convertible	—	0.5	1.0	1.5	2.0	2.2	2.4	2.9	3.3	3.7	4.0	4.4
Total Estimated Post-Transaction Share Count	207.6	208.0	208.6	209.1	209.5	209.8	210.0	210.4	210.8	211.2	211.6	211.9

*	Share count based on September quarter 10-Q filing, including shares underlying employee RSUs and Options
**	Share count based on September quarter 10-Q filings, including shares underlying employee RSUs and Options adjusted for 1.125 offer exchange ratio

Sample Calculation for NVLS Convertible Note Dilution @ Announcement

	NVLS	Pro Forma LRCX
Share Price @ 1.125 Exchange Ratio as of Announcment Date	$44.42	$39.48
Conversion Price	$39.50	$35.11
Price > Convert Price/Share	$4.91	$4.37
Shares per Bond	25.31	28.48
Total Price> Convert Price/$1K Bond	$124.32	$124.32
Resulting Shares/Bond	2.80	3.15
Times Number of Bonds Outstanding	700,000	700,000
Total NVLS Shares @Price	1,959,289
Total LRCX Shares @ Price	2,204,200	2,204,200

How to Find Further Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Lam Research intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Lam Research and Novellus Systems that also constitutes a prospectus of Lam Research. Lam Research and Novellus Systems will furnish the joint proxy statement/prospectus and other relevant documents to their respective security holders in connection with the proposed merger of Lam Research and Novellus Systems. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, WE URGE SECURITY HOLDERS AND INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LAM RESEARCH AND NOVELLUS SYSTEMS AND THE PROPOSED MERGER. The proposals for the merger will be made solely through the joint proxy statement/prospectus. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401, or from Novellus Systems, Investor Relations, 4000 North First Street, San Jose, CA 95134. Security holders will be able to obtain, free of charge, copies of the joint proxy statement/prospectus and S-4 Registration Statement and any other documents filed by Lam Research or Novellus Systems with the SEC in connection with the proposed Merger at the SEC’s website at http://www.sec.gov, and at the companies’ websites at www.Lam Research.com and www.Novellus.com, respectively.

Forward-Looking Statements

This announcement contains, or may contain, “forward-looking statements” concerning Lam Research and Novellus Systems (together such companies and their subsidiaries being the “Merged Company”), which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Generally, the words “believe,” “anticipate,” “expect,” “may,” “should,” “could,” and other future-oriented terms identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the expected behavior of investors, the future stock prices of both companies and the numbers of shares, options and RSUs outstanding at any given time, as well as: (i) the expected benefits of the Merger and the repurchase program, the expected accretive effect of the Merger and the repurchase program on the Merged Company’s financial results, expected cost, revenue, technology and other synergies, the expected impact for customers, employees and end-users, future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of Lam Research’s or Novellus Systems’ operations; (iii) the effects of government regulation on Lam Research’s, Novellus Systems’ or the Merged Company’s business; (iv) future industry developments and trends; (v) the anticipated timing of shareholder meetings and completion of the proposed merger and the repurchase program; and (vi) assumptions underlying any of the foregoing statements.

These forward-looking statements are based upon the current beliefs and expectations of the management of Lam Research and Novellus Systems and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Lam Research’s and Novellus Systems’ ability to control or estimate precisely and include, without limitation: the ability to obtain governmental or stockholder approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies or other benefits from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Novellus Systems’ and Lam Research’s businesses in a timely and cost-efficient manner; uncertainties in the global economy and credit markets; unanticipated trends with respect to the cyclicality of the semiconductor industry; and rates of change in, future shipments, margins, market share, capital expenditures, revenue and operating expenses generally; volatility in quarterly results and in the stock price of the Merged Company; customer requirements and the ability to satisfy those requirements; customer capital spending and their demand for the Merged Company’s products; the ability to defend the Merged Company’s market share and to gain new market share; anticipated growth in the industry and the total market for wafer-fabrication and support equipment and the Merged Company’s growth relative to such growth; levels of research and development expenditures; the estimates made, and the accruals recorded, in order to implement critical accounting policies (including but not limited to the adequacy of prior tax payments, future tax liabilities and the adequacy of the Merged Company’s accruals relating to them); access to capital markets; the ability to manage and grow the Merged Company’s cash position; the sufficiency of the Merged Company’s financial resources to support future business activities (including but not limited to the repurchase program, operations, investments, debt service requirements and capital expenditures); inventory levels and inventory valuation adjustments; the impact of legal proceedings; unexpected shipment delays which adversely impact shipment volumes; inaccuracies related to the timing and satisfaction of remaining obligations related to vacated leases; the inability to recover the amortized cost of investments in auction-rate securities, market changes negatively affecting auction-rate securities and the government’s inability to guarantee the underlying securities; the inability to enforce the Merged Company’s patents and protect its trade secrets; and other risks and uncertainties, including those detailed from time to time in Lam Research’s and Novellus Systems’ periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Lam Research nor Novellus Systems can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Lam Research nor Novellus Systems nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Lam Research, Novellus Systems, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Lam Research or the Merged Company for the current or future financial years would necessarily match or exceed the historical published figures.

Participants in the Solicitation

The directors and executive officers of Lam Research and Novellus Systems may be deemed to be participants in the solicitation of proxies in connection with the approval of the proposed transaction. Lam Research plans to file the registration statement that includes the joint proxy statement/prospectus with the SEC in connection with the solicitation of proxies to approve the proposed transaction. Information regarding Lam Research’s directors and executive officers and their respective interests in Lam Research by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on August 19, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on September 19, 2011. Information regarding Novellus Systems’ directors and executive officers and their respective interests in Novellus Systems by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on February 25, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on April 8, 2011. Additional information regarding the interests of such potential participants is or will be included in the joint proxy statement/prospectus and registration statement, and other relevant materials to be filed with the SEC, when they become available, including in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.

5